First Citizens Financial Corporation
32 Jack Heard Road
Bailey Towers, Suite 110
Dawsonville, Georgia 30534
706-216-5900

October 16, 2006

VIA FACSIMILE: (202) 772-9210

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attn: David Lyon

       RE:  Registration Statement on Form SB-2, Amendment No. 3 (File No. 333-135761)

Ladies and Gentlemen:

       With respect to the above-referenced Registration Statement on Form SB-2 of First Citizens Financial Corporation (the "Company"), pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington, D.C., time, on Wednesday, October 18, 2006, or as soon thereafter as possible.

       In this connection, it is acknowledged that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/s/ Charles M. Buckner

Charles M. Buckner
President and Chief Executive Officer
cc:	William Friar, Senior Financial Analyst SEC, Division of Corporation Finance 100 F. Street, N.E., Mail Stop 4561 Washington, D. C. 20549-4561
Daniel D. Dinur, Esq. (via Fax: 770/395-3171)